January 21, 2016

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Office of Natural Resources, Division of Corporate Finance
Washington, D.C. 20549

Re:
Rockdale Resources Corporation
Form 10-K for the Fiscal Year ended December 31, 2014
Filed May 26, 2015
Form 10-Q for the Fiscal Quarter ended September 30, 2015
Filed November 23, 2015
(File No. 000-52690)

Dear Mr. Schwall:

Rockdale Resources Corporation (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as per the Comment Letter dated December 18th, 2015 (the “Comment Letter”) and has provided our response to each item below.

We confirm that the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and paragraphs below correspond to the headings and comments in the Comment Letter, with the Staff’s comment presented in bold italicized text. In response to the Comment Letter the Company offers the following responses:

Form 10-K for the Fiscal Year ended December 31, 2014

Business, page 3

Proved Reserves, page 6

1.           Based on the disclosure provided on page F-18, there appears to be a material change in proved undeveloped reserves compared to the disclosure of such reserves as of December 31, 2013. Under Item 1203(b) of Regulation S-K you are required to disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves that were converted to developed reserves.

Please expand your disclosure to provide both a tabulation and narrative explanation for the net changes in reserve quantities relating to revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed, including sufficient details to reconcile and understand the overall change in net reserves.

710 N. Post Oak Rd., Suite 512, Houston, TX 77024 / PH (832) 941-0011 / FAX (512) 697-8466

Company Response:

The Company intends to file an amendment to the Form 10-K previously filed to further clarify the disclosure of “Proved Reserves” and the changes in “Proved Reserves” from 2013 to 2014 as follows:

Changes in Proved Reserves

The tabulation below shows the changes in proved reserves from 2013 to 2014, as reported in the respective Form 10-K.

Estimates of volumes of proved reserves at December 31, 2013 and 2014 are presented in barrels (Bbls) for oil at the official temperature and pressure bases of the areas in which the oil reserves are located.

Reserves Category	2013 Net Bbls	2014 Net Bbls	2014 Production Net Bbls	Change Net Bbls	Type of Change	Reason for Changes from 2013 evaluation
Proved Developed (Producing)	29,860	69,410	8,096	47,646	Revisions	Re-Evaluated decline trend with six (6) new producers & volumetric analysis
Proved Developed (non-producing)	-	9,670		9,670	Revisions	Two (2) new wells awaiting completion
Total Developed	29,860	79,080	8,096	57,316

Proved Undeveloped	196,740	222,840		26,100	Revisions	Re-Evaluated with new well data & 3D seismic attributes
Total Proved	226,600	301,920		83,416

The material change in “Proved Undeveloped Reserves” from December 31, 2013 to December 31, 2014, was attributed to the drilling of eight (8) new wells on the Company’s Noack lease. Six (6) of those wells went into production over that period, resulting in the increase of approximately 57,316 net barrels of oil to be converted from proved undeveloped to proved developed. Additionally, the Company invested in detailed 3D seismic attribute analysis on the entire leased acreage to better evaluate the reserves. The producing and undeveloped reserves were revised by incorporating the new production, well and geologic data, resulting in an increase of 83,416 Net Proved Reserves.

2.           Please expand your disclosure to include the information required under Item 1203(c) of Regulation S-K, regarding “…investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures.” This should include a discussion of the progress you have made during the year to convert your proved undeveloped reserves to developed and quantify the capital expenditures incurred in converting your proved undeveloped reserves to developed for this period of time.

Company Response:

The Company intends to file an amendment to the Form 10-K previously filed to include the information required by Item 1203(c) as follows:

During the course of the year ended December 31, 2014, the Company completed a drilling program on the Noack Lease. As a result of the drilling program, eight (8) new wells were drilled at a capital cost of $675,426, of which six (6) wells went into production over that period – converting proved undeveloped reserves into proved developed reserves.

710 N. Post Oak Rd., Suite 512, Houston, TX 77024 / PH (832) 941-0011 / FAX (512) 697-8466

Signatures, page 22

3.           We note that the annual report has been signed by Mr. Zel Khan on behalf of the registrant and in his individual capacity as Chief Executive Officer. Please amend the annual report to also include signatures on behalf of the registrant and in their individual capacities by your principal financial officer or officers, your controller or principal accounting officer, and by at least the majority of the board of directors. Refer to the Signatures section and General Instruction D of Form 10-K.

Company Response:

The Company intends to file an amendment to the Form 10-K previously filed as soon as possible. In this amended filing, we will include signatures on behalf of the registrant and in their individual capacities by our Principal Executive Officer, Principal Financial Officer, and by all three of our directors.

Financial Statements

Supplemental Information Relating to Oil and Gas Producing Activities (Unaudited), page F-17

Oil and Gas Reserve Information, page F-17

4.           Please disclose the reasons for the downward revision in the previous estimates of total proved reserves of 59,218 barrels of oil in 2014, and the upward revision during the same period in the previous estimates of your proved undeveloped reserves of 26,100 barrels of oil to comply with FASB ASC 932-235-50-5 and Item 1203(b) of Regulation S-K.

Since you also report that reserves equating to 142,080 barrels of oil in place were purchased during 2014 you should include details of the underlying transaction and of the property interests acquired.

Company Response:

The current management is of the belief, that after analyzing the information available, there was an upward revision of 26,100 net bbls of proved undeveloped reserves due to the results of four primary factors: 1) the Company’s drilling program, 2) the addition of new wells, 3) the acquisition of 3D Seismic data, and 4) updated volumetric analysis.

The Company intends to file an amendment to the Form 10-K previously filed to include the information requested as follows:

Reserves Category	2013 Net Bbls	2014 Net Bbls	2014 Production Net Bbls	Change Net Bbls	Type of Change	Reason for Changes from 2013 evaluation
Proved Developed (Producing)	29,860	69,410	8,096	47,646	Revisions	Re-Evaluated decline trend with six (6) new producers & volumetric analysis
Proved Developed (non-producing)	-	9,670		9,670	Revisions	Two (2) new wells awaiting completion
Total Developed	29,860	79,080	8,096	57,316

Proved Undeveloped	196,740	222,840		26,100	Revisions	Re-Evaluated with new well data & 3D seismic attributes
Total Proved	226,600	301,920		83,416

The material change in “Proved Undeveloped Reserves” from December 31, 2013 to December 31, 2014, was attributed to the drilling of eight (8) new wells on the Company’s Noack lease. Six (6) of those wells went into production over that period, resulting in the increase of approximately 57,316 net barrels of oil to be converted from proved undeveloped to proved developed. Additionally, the Company invested in detailed log analysis and 3D seismic attribute analysis, to better evaluate the reserves on this asset. The producing and undeveloped reserves were revised by incorporating the new production, well and geologic data, resulting in an increase of 83,416 Net Proved Reserves as of December 31, 2014.

It also appears that the 142,080 barrels of oil in place should have been labeled as a ‘Discovery of minerals’ instead of ‘Purchase of reserves in place’, as no purchase occurred. This was an error and will be corrected in the amended Form 10-K filing. The eight (8) new wells drilled and the six (6) produced during this period introduced the additional reserves.

710 N. Post Oak Rd., Suite 512, Houston, TX 77024 / PH (832) 941-0011 / FAX (512) 697-8466

Exhibit 99

5.           We note that although the reserve report includes information relating to probable reserves you have not included these details within your filing. We believe that the information in the reserves report should correlate with the disclosure in the filing. Please either obtain and file a revised reserve report that does not include the information relating to probable reserves, or revise the Form 10-K to present this optional information in a manner that is consistent with the disclosure requirements for probable reserves under Items 1202(a)(2) and 1202(a)(5) of Regulation S-K.

Company Response:

The Company intends to file a revised reserve report including only proved reserves and excluding probable reserves.

6.           If you elect to disclose information relating to probable reserves, you should nevertheless obtain and file a revised reserves report that excludes all aggregated totals of proved and probable reserves that are shown throughout the report.

Company Response:

As noted above, the Company intends to remove the information relating to probable reserves and has requested a revised reserve report from the engineering firm that produced the original document.

7.           The reserve report that you have filed does not include certain information required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised report that includes the following information in order to satisfy your filing obligations.

•           The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)). In this regard, we note the letter is dated April 30, 2015; however, the economic summary projections are dated May 22, 2015.

•           The figure for the average realized oil price after adjustments for location and quality differentials such as transportation, quality, and gravity in addition to the initial benchmark oil price for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

710 N. Post Oak Rd., Suite 512, Houston, TX 77024 / PH (832) 941-0011 / FAX (512) 697-8466

Company Response:

The Company intends to file a revised reserve report to comply with Item 1202(a)(8) of Regulation S-K and will include the following information:

The date on which the report was completed was April 30, 2015, however the reservoir engineering firm was asked to regenerate the original cashflow tables into a different format so the report can be EDGARized, which was done on May 22, 2015. The economic summary projections therefore included an additional 22 days.  The reservoir engineering firm who completed the original report will provide an amended economic summary projections report as of April 30, 2015.

Furthermore, as a part of the primary economic assumptions, in the reserve report the applicable oil price was $94.99/bbl before local market differentials which reduced the price to $90.81.  The Company intends to file an updated reserve report addressing the variance in price in the cashflow tables, as of April 30, 2015, which will include the adjusted oil price after local market differentials.

Form 10-Q for the Quarter Ended September 30, 2015

Financial Statements

Note 3 – Property and Equipment, page 6

8.           We note your disclosure indicating that you acquired a 10% working interest in oil and gas properties on September 23, 2015 in exchange for stock valued at $719,902 and representing 33% of your outstanding shares. You filed a Form 8-K on September 28, 2015 to report this transaction and indicated that you would amend that filing to include historical and pro forma financial statements if required by December 9, 2015. Please explain why you have not amended the Form 8-K to include financial statements pertaining to the working interests acquired. If you have concluded that it was not significant please submit the analyses of significance that you performed in accordance with Rule 8-04 of Regulation S-X.

Company Response:

The Company’s original opinion was that the acquisition of the 10% working interest in the SUDS Field, located in State of Oklahoma, did not constitute a business in the stated context of the requirements of Rule 8.04 of Regulation S-X and therefore did not perform an audit. However, in review of the Comment Letter and further counsel from our legal and audit team, we concur that an audit was required, and will have the Company auditors perform the necessary audit and file the required audited financials as a part of an amended Form 8-K as soon as possible. The acquisition’s purpose was to establish the Company’s credentials as a licensed operator in the State of Oklahoma making itself available to other individuals and companies on a very cost competitive basis in this challenging market. In Management’s opinion, using the same business model, the subsequent acquisition of a minority interest in the Twin Lakes Field, located in the State of New Mexico, and qualification as an oil and gas operator in that State, is a validation of its business strategy.

710 N. Post Oak Rd., Suite 512, Houston, TX 77024 / PH (832) 941-0011 / FAX (512) 697-8466

9.           Please expand your disclosures in Notes 3 and 7 to specify the net revenue interests that equate with the working interests acquired and to describe the status of the underlying properties. Please clarify the extent to which such properties have been developed and are producing, developed and non-producing, or not developed.

Company Response:

The Company intends to file an amendment to the Form 10-Q to include the information requested in your comment above as follows:

The 10% working interest acquired was for a 2,600-acre property located in Creek County, Oklahoma and carries a 7.8% net revenue interest (NRI) associated with it. Sohio Petroleum Inc. originally drilled this property in 1920 with approximately 100 wells existing. After being shut-in for a period of time the field was put back in production in March 2010 with 16 wells currently online and producing. There are plans to place additional wells online by repairing the remaining wells through well workovers.

Note 7 – Subsequent Events, page 8

10.           We note your disclosure explaining that you acquired a 15% working interest in oil and gas properties on November 4, 2015 in exchange for cash and a promissory note, having a combined value of $196,875. You indicate there are 2.8 million barrels of proven oil reserves on the property, with reference to a November 2013 reserve report that was prepared by American Energy Advisors, Inc. Tell us the extent to which the assumptions about development plans, commodity prices and costs utilized in preparing this prior reserve report are consistent with those assumptions that would apply currently, with you as the operator. Also advise whether you obtained permission from this third party to identify the firm and to include its estimate of proved reserves in your filing, as you should only include estimates that you have prepared or have arranged to obtain for disclosure.

Company Response:

The assumptions about development plans, commodity prices and costs utilized in preparing the prior reserve report provided by American Energy Advisors, Inc. are consistent with those assumptions that would apply currently with the Company as the Operator with the exception of commodity prices and cost. With the current oil prices decline, the development costs would be reduced due to lower equipment, material, and labor costs. The development plan would remain the same, however implementation costs would be reduced as a result of the lower operations cost. Subsequently the total reserve value would also adjust downward to current oil price.

The Company has obtained permission from the previous owner and operator at the Twin Lakes Field, Blue Sky New Mexico, Inc. who owned the rights to the reserve report prepared by American Energy Advisors, Inc., and other proprietary data. Blue Sky New Mexico Inc. allowed the Company to identify itself and the reservoir engineering firm who performed the reservoir analysis of the proved reserves for the Company’s filing.  Furthermore, the Company has retained Mire & Associates, Inc. to prepare updated reserve estimates for this 15% working interest in the Twin Lakes Field located near Roswell, New Mexico. This updated reserve analysis will be included in the Company’s 10-K 2015 filing.

710 N. Post Oak Rd., Suite 512, Houston, TX 77024 / PH (832) 941-0011 / FAX (512) 697-8466

11.           Please advise whether you will file financial statement for the working interests acquired in November 2015, and explain your assessment of significance, with reference to the guidance in Rule 8-04 of Regulation S-X.

Company Response:

The Company had determined that the acquisition of the 15% working interest in the Twin Lakes field, for a total consideration of less than $300,000.00, falls significantly below the 20% requirement level for financial statement disclosure. However, in the Company’s upcoming 2015 Form 10-K filing, we will include audited financial statements for the acquisition of the 15% working interest in the Twin Lakes field located in State of New Mexico.

* * * * *

We trust this response has addressed the Staff’s questions relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Yours Truly, ROCKDALE RESOURCES CORPORATION By: /s/ Zel C. Khan Zel C. Khan President Chief Executive Officer

710 N. Post Oak Rd., Suite 512, Houston, TX 77024 / PH (832) 941-0011 / FAX (512) 697-8466